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SECURITIES 11016255 ON

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-50307

FACING PAGE

Information Required of Brokers and Dealers pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FAS CORP.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 West 135th Street, Suite 100

Leawood	KS	66224
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Meier — 913-239-2300 (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summers, Spencer & Callison, CPAs, Chartered
(Name - if individual, state last, first, middle name)

5825 SW 29th Street	Topeka	KS	66614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JOHN A. MEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS CORP., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John A. Meier
Title: Vice President and Principal

STATE OF KANSAS)
)ss
COUNTY OF JOHNSON)

Subscribed and sworn to before me, a Notary Public, this 22ND day of FEBRUARY, 2011.

LINDA S. FALCONE
Notary Public - State of Kansas
My Appt. Expires 5-22-2011

Linda S. Falcone
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation of the Computations of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

SS&C Summers, Spencer & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

FAS CORP.
Financial Statements
YEAR ENDED DECEMBER 31, 2010

Contents

Summers, Spencer & Company, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Topeka ■ Lawrence ■ Lenexa ■ Meriden
16201 W 95th Street, Suite 210
Lenexa, Kansas 66219
Phone 913.491.4484
Fax 913.696.0457
http://www.SSCcpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FAS Corp.

We have audited the accompanying statement of financial condition of

FAS Corp.

as of December 31, 2010 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Summers, Spencer & Company, P.A.

Summers, Spencer & Company, P.A.

February 14, 2011

FAS CORP.

FINANCIAL STATEMENTS

FAS CORP.

Statement of Financial Condition

DECEMBER 31, 2010

ASSETS

Assets		
Cash	$	17,511
Prepaid expenses		26,885
Total assets	$	44,396

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity		
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding		10,000
Retained earnings		34,396
Total stockholders' equity		44,396
Total liabilities and stockholders' equity	$	44,396

FAS CORP.

Statement of Income

YEAR ENDED DECEMBER 31, 2010

Revenues	
Commission income	$ 4,468,700
Interest income	93
Total revenues	4,468,793
Operating expenses	
Bank service charges	2,839
Commission expense	3,649,964
Compliance	2,100
Contract labor	925
Dues and subscriptions	18
Insurance	39,394
Management fees	109,132
Overhead reimbursement	180,000
Professional fees	7,352
Broker-dealer fees	39,844
Travel and entertainment	2,138
Total operating expenses	4,033,706
Net income	$ 435,087

FAS CORP.

Statement of Changes in Stockholders' Equity

YEAR ENDED DECEMBER 31, 2010

	Common Stock Shares	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2010	10,000	$ 10,000	$ 105,809	$ 115,809
Net income	-	-	435,087	435,087
Non-conforming capital and non-dividend distributions	-	-	(506,500)	(506,500)
Balance at December 31, 2010	10,000	$ 10,000	$ 34,396	$ 44,396

The accompanying notes are an integral part of these statements.

FAS CORP.

Statement of Cash Flows

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities	
Net income	$ 435,087
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Commissions receivable	46,150
Prepaid expenses	4,399
Increase (decrease) in operating liabilities:	
Commissions payable	(8,166)
Net cash provided by operating activities	477,471
Cash flows from financing activities	
Non-dividend distributions paid to parent company	(506,500)
Net cash used in financing activities	(506,500)
Net decrease in cash	(29,030)
Cash, beginning of year	46,541
Cash, end of year	$ 17,511

1. Significant accounting policies

(a) Nature of business

FAS Corp. (the Company) is a limited activity broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts. The Company is a Kansas corporation that is a wholly-owned subsidiary of Financial Advisory Services, Inc.

(b) Cash and cash equivalents

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as all cash accounts which are not subject to withdrawal restrictions or penalties, and certificates of deposits with original maturities of less than three months.

(c) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Income taxes

The Company, with the consent of its stockholders, has elected S corporation status under the Internal Revenue Code. Under this election, the individual stockholders report their respective shares of the Company's income and deductions on their personal income tax returns. As a result, a provision for income taxes has not been provided in the accompanying financial statements.

The Company files a consolidated federal income tax return with its parent. The parent company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The parent company is no longer subject to U.S. federal and state and local income tax examinations by tax authorities for years before 2007.

2. Concentrations

The Company recognized commission income of sixty-three percent from four suppliers.

3. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $17,511 which was $12,511 in excess of its required net capital of $5,000.

There is no aggregate indebtedness at December 31, 2010.

4. Related party transactions

The Company is a wholly-owned subsidiary and affiliate of Financial Advisory Services, Inc. (FAS, Inc.). The Company leases office space, employs personnel, and shares other operating expenses of FAS, Inc. Accordingly, a shared services agreement was established and the Company pays an overhead reimbursement expense of $15,000 per month. The Company paid $180,000 in overhead reimbursement to FAS, Inc. for the year ended December 31, 2010.

FAS, Inc. provides investment management services for the individual variable annuity contracts of customers of the Company. Accordingly, an investment management services agreement was established. The agreement states that the Company will pay FAS, Inc. a management fee equal to the trail fees or commissions the Company receives on variable annuity policies less any payments due from the Company to registered representatives of the Company. The Company paid $109,132 in management fees to FAS, Inc. for the year ended December 31, 2010.

Non-dividend distributions paid to FAS, Inc. for the year ended December 31, 2010 were $506,500.

The Company files a consolidated federal income tax return with its parent.

5. Subsequent events

Subsequent events activity has been evaluated through February 14, 2011, the date these financial statements were available to be issued.

FAS CORP.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2010

FAS CORPORATION

SUPPLEMENTARY SCHEDULES AND INFORMATION

I. Computation of Net Capital under SEC Rule 15c3-1.

Computation of Net Capital

Total ownership equity qualified for net capital	$ 44,396
Less: Total non-allowable assets	26,885
Net capital	$ 17,511

Computation of Basic Net Capital Requirements

Minimum net capital required	$ -
Minimum dollar requirement	5,000
Net capital requirement	$ 5,000
Excess net capital	$ 12,511
Excess net capital at 100%	$ 17,511

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2010.

II. Computation for Determination of Reserve Requirements under SEC Rule 15c3-3.

The Company operates under the exemptive provisions of paragraph (k)(1) of SEC rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

Summers, Spencer & Company, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Topeka ■ Lawrence ■ Lenexa ■ Meriden
16201 W 95th Street, Suite 210
Lenexa, Kansas 66219
Phone 913.491.4484
Fax 913.696.0457
http://www.SSCcpas.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors
FAS Corp.

In planning and performing our audit of the financial statements of FAS Corp. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention of those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Summers, Spencer & Company, P.A.

Summers, Spencer & Company, P.A.

February 14, 2011

STATEMENT OF NO MATERIAL INADEQUACIES

Our audit disclosed that no material inadequacies now exist or existed since the date of the previous audit.

FAS CORP.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2010

Summers, Spencer & Company, P.A.

CERTIFIED PUBLIC ACCOUNTANTS